Exhibit 99.3

MANAGEMENT REPORT FOR THE SECOND QUARTER ENDED JUNE 30, 2008

The following discussion should be read in conjunction with our unaudited Condensed Interim Consolidated Financial Statements as of June 30, 2008 and notes thereto and with our Annual Consolidated Financial Statements as of December 31, 2007 and notes thereto filed with the Securities and Exchange Commission under item 18 to our annual report on Form 20-F for the year ended December 31, 2007 (“2007 20-F”). This report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements may be identified by the words “anticipate”, “believe”, “estimate”, “expect”, “plan” and similar expressions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those discussed in our filings with the Securities and Exchange Commission from time to time.

OVERVIEW

We are a high technology operational holding company that operates through subsidiaries and affiliated companies, referred to as our group companies. Founded in 1962, we have been a major force in the development of the Israeli high technology industry by building Israeli and Israel-related companies with technologies in the fields of medical imaging, advanced defense electronics, telecommunications, semiconductors and software products and services. Elron’s group companies currently comprise of a group of publicly-traded and privately held companies primarily in the fields of medical devices, information and communications technology, clean technology and semiconductors.

Our activities range from operational control over the business to involvement in the management of our group companies in which we maintain controlling or significant holdings, and, in a limited number of cases, non-significant holdings. We take an active and long term role in the development and growth of our group companies. We participate in the management of most of our group companies by means of active membership on their boards of directors and board committees and active involvement in all aspects of their business to guide them through their long-term objectives. As a result, we are involved in matters of policy, strategic planning, marketing, selecting and manning senior management positions, approving investments and budgets, financing and the overall ongoing monitoring of our group companies’ performance. In addition to our representation on the boards of directors of our group companies, we provide hands-on assistance to the group companies’ management in support of their growth. We view our hands-on involvement in the operations of our group companies as a key element of our business. Our group companies therefore benefit from the experience of our management team in various areas in which they need support and leadership, including, but not limited to, strategic planning, research and development guidance, identifying joint venture opportunities, introductions to potential customers and investors, risk management, market analysis, business plan preparation, budgetary control, financial advice and legal support.

Technology industries are characterized by the high degree of risk inherent in their products, their continuous technological innovation and their penetration into world markets, which require investment of considerable resources and continuous development efforts. The future success of our group companies is dependent upon their technological quality, patent protection, prices and nature of their products in comparison to their competitors and their ability to introduce new products to the markets at the right time, while offering cost effective solutions suitable to their customers’ needs as well as their ability to raise financing and the condition of the capital markets.

We expect to continue to build and realize value for our shareholders through the sale to third parties of a portion or all of our holdings in, or the issuance of shares by, our group companies, while simultaneously pursuing the acquisition of, or investment in, new and existing companies at different stages of development including early stage and more mature companies. We believe that this strategy provides the ability to increase shareholder value as well as to create capital to support the growth of our group companies and to invest in new opportunities. The nature of our business, therefore, will result in volatility in our results of operations, depending on the transactions that occur within a particular period.

Our net income (or loss) in any given period is due, for the most part, to the results of operations of those of our group companies which are accounted by us under the consolidation or equity method of accounting and dispositions and changes in our holdings of group companies as well as impairment charges. As most of our group companies are technology companies which have not yet generated significant revenues and which invest considerable resources in research and development and in marketing activities, without exit transactions, we have experienced, and expect to continue to experience, losses in respect of these companies to the extent they are accounted by us under the consolidation or equity method of accounting.

Our capital resources in any given period are primarily affected by the extent of our investment in existing and new companies, the realization of certain holdings and available credit lines or loans, as well as the impact of any dividends or distributions to our shareholders. The results of operations of our group companies, and consequently, our results of operations and capital resources, are affected by general economic conditions as well as by factors specifically related to the technology markets, which also affect the ability of our group companies to raise financing and our ability to dispose of holdings and realize gains from our holdings.

Our group companies are exposed to foreign exchange rate fluctuations. Our functional currency, as well as that of most of our group companies, is the U.S. dollar. However salaries and related expenses, which comprise a significant portion of our, and most of our group companies expenses, are denominated in NIS. During 2007 and during the first half of 2008 the NIS materially strengthened against the U.S. dollar, which negatively affected our and our group companies’ results of operations. If this trend continues, there will continue to be a negative impact on our and our group companies’ results of operations.

MAJOR TRANSACTIONS AND INVESTMENTS DURING THE FIRST HALF OF 2008 AND SUBSEQUENTLY

Medingo Ltd. (“Medingo”). In November 2007, Medingo, then wholly owned by Rafael Development Corporation Ltd. (“RDC”), completed a financing round of approximately $29 million, of which RDC invested $18 million (following the completion of Elron’s assignment to RDC of certain investment rights described below), Elron invested approximately $6.1 million (including $4.2 million conversion of convertible loans previously granted to Medingo) and a U.S. venture capital fund together with other investors, invested $5.1 million. The investment was in two installments, the second of which in the amount of $12.5 million was invested in February 2008. As a result of the above transaction (which included Elron’s assignment of certain investment rights to RDC), Elron and RDC hold 7% and 70%, respectively, of Medingo’s shares on a fully diluted basis and on an as converted basis ( or 42% Elron’s direct and indirect share (through RDC)).

RDC’s investment of $18 million in the round was the result of Elron’s transfer to RDC of Medingo shares purchased by Elron in the amount of $9 million as part of the first installment and Elron’s assignment to RDC of its right to invest an additional $9 million as part of the second installment, which was funded by Rafael Advanced Defense Systems Ltd. (“Rafael”) (the other shareholder of RDC), for the purpose of investing in Medingo. Medingo, is developing solutions specifically for the needs of insulin-dependent diabetic patients.

Brainsgate Ltd. (“BrainsGate”). In January 2008, BrainsGate completed an internal financing round of $12.5 million (the “C round”) of which we invested approximately $5.5 million. The investment was in two equal installments, the first of which was invested immediately and the second was invested on August 1, 2008. In addition, in August 2008 BrainsGate signed an agreement according to which the C round was extended by additional $15 million (in two equal installments) of which $12.5 million is to be invested by Johnson & Johnson Development Corporation joined by VC-Fund Agate Medical Investments LP and the rest by existing shareholders; Elron’s share is $1 million. As a result of the aggregate investments, Elron holds approximately 21% of BrainsGate on a fully diluted and on an as converted basis. BrainsGate is developing a broad treatment platform technology for brain diseases.

BPT (Bio-Pure Technology) Ltd. (“BPT”). In January 2008, BPT, a provider of advanced membrane-based separation solutions, completed an internal round of $3.2 million of which we invested $1.6 million. As a result Elron’s holdings in BPT increased from 20% to 29% of BPT’s equity on a fully diluted basis and on an as converted basis.

Safend Ltd. (“Safend”). In February 2008, Safend, a leading provider of endpoint data leakage prevention solutions, completed a financing round of $9 million, led by a multi-billion dollar European-based asset management fund. As part of the financing round we invested $2.75 million. Following the above investment, our share in the equity of Safend, on a fully diluted and on an as converted basis remains approximately 22%.

AqWise – Wise Water Solutions Ltd. (“AqWise”). In March 2008, AqWise, 34% held by Elron, completed a financing round of $3.6 million (which included a conversion of previously granted convertible loans from existing shareholders) in three equal installments, of which Elron invested its pro rata amount of $1.2 million. AqWise is a provider of advanced biological wastewater treatment technologies which increase capacity and nutrient removal in wastewater treatment plants, utilizing advanced bio film technology.

Wavion Inc. (“Wavion”). In March and June 2008, Elron together with another stockholder of Wavion, in accordance with an agreement signed in August 2007, invested the second and third installments, each installment in the amount of $3.2 million of which Elron invested in each approximately $2.0 million. In addition, simultaneously with the second installment, Elron together with such other shareholder purchased all the shares then held by a former stockholder in Wavion (“Purchased Shares”), of which Elron purchased 75% of the Purchased Shares. Following the above transactions, Elron holds approximately 57% of Wavion’s share capital on a fully diluted and on an as converted basis. Wavion is considered to be a variable interest entity and we are the primary beneficiary of Wavion. Accordingly we consolidated Wavion commencing the end of the first quarter of 2008.

As a result of the initial consolidation of Wavion, an amount of approximately $1.8 million was allocated mainly to intangible assets such as technology. The amount allocated to the above intangible assets is amortized by us on a straight-line basis over their weighted average expected useful life of 5 years.

Wavion develops and provides metro WI-FI access points.

Impliant Inc. (“Impliant”). Impliant is engaged in the development of a novel posterior motion preservation system for spine surgery. Impliant has made positive progress since adverse clinical trial events occurred in the third quarter of 2007, which caused clinical trials to cease, and has restarted, and is now continuing, the clinical trial process after having received in May 2008 FDA approval to continue the study.

In March 2008, we and other existing shareholders of Impliant granted a convertible loan in the amount $10.0 million to Impliant in two installments of which Elron granted $6.0 million. The first installment in the amount of $5.0 million was invested immediately ($3.0 million of which by Elron) and the second installment was invested in June 2008 upon completion of a certain milestone event by Impliant. Impliant is considered to be a variable interest entity and we are the primary beneficiary of Impliant. Accordingly, we consolidated Impliant commencing the end of the first quarter of 2008.

The excess of the Impliant’s equity fair value over its reported equity and convertible loan amounts amounted to approximately $4.5 million and was allocated to in process research and development (“IPR&D”). Products which did not receive marketing clearance by regulatory authorities as of the acquisition date were considered to be incomplete and accordingly the amount allocated to such products is considered to be IPR&D. The amount allocated to IPR&D was charged immediately to the Company’s results of operations in the first quarter of 2008 and was included as part of “Amortization of intangible assets and acquired in-process- research and development write-off” in the statement of operations.

Pocared Diagnostics Ltd. (“Pocared”). In March, 2008, Elron granted Pocared a convertible loan in the amount of $5.0 million out of an aggregate amount of $14.0 million. The balance of the loan was granted by other existing shareholders of Pocared and a new investor. The loan was advanced in two equal installments, the first installment immediately and the second installment was granted during June 2008. Pocared, provides an innovative solution for real-time, reagentless In-Vitro Diagnostics (IVD). Pocared’s wide technological platform may be used to address a wide range of medical diagnostic applications.

ChipX Inc. (“ChipX”). In May 2008, ChipX, a provider of differentiated ASIC (application specific integrated circuits) solutions, completed a private placement of $4.0 million from a new investor and existing shareholders, of which Elron invested approximately $0.7 million. Following this investment, Elron’s holdings in ChipX remain approximately 23% on fully diluted basis and on as converted basis.

Given Imaging Ltd. (“Given Imaging”). On June 20, 2008 Elron completed a tender offer to purchase 1,462,640 ordinary shares of Given Imaging (Nasdaq & TASE: GIVN), representing 5% of Given Imaging’s issued outstanding shares, for $16.54 per share in the aggregate amount of $24.5 million (including approximately $0.3 million related costs). After the transaction, Elron’s direct and indirect share (through RDC) in Given Imaging increased to approximately 27.8% of Given Imaging’s issued and outstanding shares. Discount Investment Corporation Ltd. (“DIC”), a 48.6% shareholder of Elron holds 16.1% of Given Imaging. Therefore, the Company together with DIC and RDC holds approximately 48.5% of the issued and outstanding shares of Given Imaging.

The excess of the purchase price over the Company’s share in the equity acquired amounted to approximately $18 million and was allocated ,based on preliminary purchase price allocation analysis, as follows: approximately $12.6 million to intangible assets other than goodwill, such as customer relationships and technology, approximately $0.8 million to IPR&D and approximately $4.6 million to goodwill. The amounts allocated to intangible assets other than goodwill are amortized on a straight-line basis over their weighted average expected useful life of 13 years.

The amount allocated to IPR&D was charged immediately to the statements of operations in accordance with FASB Interpretation No. 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase

Method” (“FIN 4”). The amortization of the identifiable intangible assets as well as the write-off of the IPR&D are included as part of the line item “Equity in losses of affiliated companies”.

Atlantium Inc. (“Atlantium”). In April 2008, Atlantium completed a financing round from its existing shareholders of approximately $11 million (including approximately $6 million by conversion of convertible loans, previously granted to Atlantium) in consideration for series C preferred shares. The investment was in two installments, the first in the amount of $9.0 million of which we invested $3.3 million (including $2.2 million by conversion of a convertible loan) and the second installment in the amount of $2.0 million (of which we invested $0.5 million) was granted during June 2008. Following the above investment, our share in the equity of Atlantium, on a fully diluted and on an as converted basis increased from 30% to approximately 33%. Atlantium, an Israeli-based water technology company, provides innovative water disinfection solutions employing its proprietary Hydro-Optic Disinfection (HOD) technology.

OTHER MAJOR EVENTS

Agreement with Rafael and settlement of claim by Rafael against Elron’s subsidiaries, DEP and RDC. On December 30, 2007, Elron, DEP Technology Holdings Ltd. (“DEP”) (100% held by Elron), RDC (50.1% held by DEP and 49.9% held by Rafael) and Rafael signed an agreement (the “Addendum”) effective as of January 1, 2008 which was subsequently approved by the court. The Addendum amended the existing agreement between the parties pertaining to the rights granted to RDC to commercialize certain technologies of Rafael, and settled a claim filed by Rafael in September 2006 against DEP and RDC. Pursuant to the Addendum, RDC’s rights to commercialize certain technologies of Rafael will continue without time restrictions. In January 2008 we made a one-time investment in RDC of $4 million and are committed to make further investments of $0.75 million in RDC for each company established by RDC based on Rafael’s technologies. The Addendum settles all claims between Rafael and RDC and DEP as well as resolves other issues which will facilitate cooperation between the parties.

Starling Advanced Communications Ltd. (“Starling”). On July 24, 2008, Starling, a developer and manufacturer of innovative airborne broadband antenna systems, announced that it received notice from an American satellite communications systems manufacturer (the “Communications Company”) that an international services provider has chosen the Communications Company to supply it with two-way Ku band antenna systems for aircraft following a tender. The award is subject to the execution of a detailed non-binding framework agreement for the supply of innovative antenna systems over a period of seven years. Starling announced that it estimates that the value of its share in the non-binding agreement, if executed, may be up to $60 million. The international services provider also notified that it anticipates that its first binding purchase order for 150 antennas will be issued by December 1, 2008.

Starling clarified that the announcement of the award does not constitute a binding purchase order and, furthermore, there can be no assurance that the framework agreement will be completed or that any purchase orders will be issued, including the anticipated first binding purchase order for 150 antennas.

CRITICAL ACCOUNTING POLICIES

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States (“US GAAP”). Our significant accounting policies are more fully described in Note 2 of the Notes to our 2007 Annual Consolidated Financial Statements. The accounting policies which are particularly important to the assessment of our financial position and results of operations are described under item 5 to our 2007 20-F under “Critical Accounting Policies”.

BASIS OF PRESENTATION

Consolidation. Our consolidated financial statements include the accounts of Elron and all of our direct or indirect (through Elbit Ltd. (our wholly-owned subsidiary) and DEP) controlled subsidiaries. The following are our main subsidiaries:

Three and Six months ended June 30,

2008	2007

RDC SELA Medingo Starling Sync-Rx1 XSights (formerly PaperLnx) [1] Wavion[2] Impliant[2]	RDC SELA Medingo Starling
[1]	Sync-Rx and XSights were established by RDC in the fourth quarter of 2007.
[2]	Consolidated under FIN46(R) from March 31, 2008

Equity Method. Our main group companies held by us or through Elbit, DEP and RDC accounted for under the equity method of accounting include:

Three and six months ended June 30,

2008		2007

Given Imaging NetVision ChipX Wavion[1] AqWise	Ellara Notal Vision Galil Medical 3DV RADLIVE Journeys[4]	Given Imaging NetVision ChipX Wavion AqWise	Ellara Notal Vision CellAct[3] Galil Medical 3DV RADLIVE[2]

[1]	Through March 31, 2008
[2]	RADLIVE was Purchased in May 2007
[3]	CellAct was sold in February 2007
[4]	Sold in July 2008

Other investments. Our main group companies held by us which are accounted for under the cost method or as available-for sale include:

Cost Method:

Three and six months ended June 30

2008			2007

Jordan Valley Impliant[4] Teledata BrainsGate NuLens	Safend Neurosonix Atlantium Enure Pocared	BPT MuseStorm[2] PlyMedia[3]	Jordan Valley Impliant Teledata BrainsGate NuLens	Safend Neurosonix Atlantium Enure Pocared[1]	BPT

[1]	Purchased in June 2007
[2]	Purchased in July 2007
[3]	Purchased in February 2008
[4]	Through March 31, 2008

Available-for-sale Securities - As of June 30, 2008 – Elbit Vision Systems and M-Wise.

RESULTS OF OPERATIONS

Three and six months ended June 30, 2008 compared to three and six months ended June 30, 2007.

The following table sets forth our results of operations in the reported periods:

	Three months ended June 30,		Six months ended June 30,

	2008	2007	2008	2007

	(millions of $, except per share data)

	Unaudited

Net income (loss)	(16.0)	0.8	(28.1)	3.4
Net income (loss) per share	(0.54)	0.03	(0.95)	0.11

The net loss we reported in the three and six months ended June 30, 2008 resulted mainly from our share in the net loss of our group companies in the amount of $13.7 million and $23.8 million, respectively, which included the following: (i) $6.9 million and $10.4 million, respectively, resulting from consolidated companies Medingo, Starling, Wavion and Impliant, in which we recorded 100% of their respective losses (ii) intangible asset amortization related to Elron’s investment in Given Imaging in the amount of $2.1 million and $3.3 million, respectively (of which $0.8 million is write-off of IPR&D related to the acquisition of additional shares of Given Imaging in June 2008), and (iii) $2.6 million resulting from a write off of our investment in Enure Ltd. recorded in the second quarter as a result of an other than temporary decline in value (see also “Highlights of the Results of Operations of our Major Affiliates and Other Investments”). The net loss we reported in the first half of 2008 also included a $4.5 million write-off of IPR&D with respect to the initial consolidation of Impliant based on a fair value assessment in the first quarter of 2008 (see also under “MAJOR TRANSACTIONS AND INVESTMENTS DURING THE FIRST HALF OF AND SUBSEQUENTLY”).

The net income we reported in the three and six months ended June 30, 2007 resulted mainly from the following: (i) a gain, net of tax, of approximately $4.1 million resulting from the sale of Elbit’s real estate in Carmiel, Israel; and (ii) a tax benefit of approximately $3.0 million resulting from the decrease in our previous valuation allowance in respect of carryforward tax losses incurred in prior periods as a result of a continued increase in the market price of certain of our marketable securities.

The net income we reported in the first half of 2007 also included a $9.1 million gain (net of tax) from the merger (described below) between NetVision, Barak and Globcall which was completed during the first quarter of 2007.

The above gains were offset by losses, net, which we recorded with respect to our group companies in the amount of $6.6 million and $14 million in the three- and six- month periods ended June 30, 2007, respectively, which included mainly the following: (i) our share in the net losses of Starling, Medingo, ChipX, Wavion, Ellara, Galil Medical and 3DV; (ii) a $1.4 million write-off of IPR&D related to the acquisition of additional shares of Given Imaging in the second quarter of 2007; and (iii) a $1.8 million gain as our portion in Notal’s net income in the second quarter of 2007 as a result of an approximately $10 million gain recorded by Notal from the arbitration award in favor of Notal in connection with its dispute with its former distributor, Zeiss.

The following table summarizes our operating results:

	Three months ended June 30,		Six months ended June 30,

	2008	2007	2008	2007

	(millions of $)

	Unaudited

Net revenues	1.2	1.2	2.3	2.2
Equity in losses of affiliated companies, net	(3.6)	(3.0)	(10.0)	(8.4)
Gains from disposal of business and affiliated companies and changes in holdings in affiliated companies	0.1	0.8	0.2	12.5
Other income (loss), net	(2.5)	5.7	(1.8)	6.1
Finance income, net	1.5	0.4	1.2	1.8

Total income (loss)	(3.3)	5.0	(8.1)	14.3

Cost of revenues	0.7	0.4	1.1	0.9
Operating expenses	15.1	6.4	26.8	12.7
Amortization of intangible assets and acquired in-process- research and development write-off	0.1	—	4.6	—

Total costs and expenses	15.9	6.8	32.5	13.6

Loss from continuing operations before income taxes	(19.2)	(1.8)	(40.6)	0.7

Tax benefit (taxes on income)	—	1.0	(0.1)	(0.6)
Minority interest in losses of subsidiaries	3.2	1.6	12.6	3.3

Net income (loss)	(16.0)	0.8	(28.1)	3.4

Income

Net revenues. Net revenues, in the three and six months ended June 30, 2008 consisted of sales of products and services by our subsidiaries SELA and Wavion (consolidated commencing from March 31, 2008), amounted to $1.2 million and $2.3 million, respectively, compared to $1.2 million and $2.2 million in the comparable periods in 2007. The following table sets forth these revenues:

	Three months ended June 30,		Six months ended June 30,

	2008	2007	2008	2007

	(millions of $)

	Unaudited

SELA	0.9	1.2	2.0	2.2
Wavion [1]	0.3	—	0.3	—

	1.2	1.2	2.3	2.2

1	Wavion was consolidated from March 31, 2008.

Share in net losses of affiliated companies. Our share in net losses of affiliated companies resulted from our holdings in certain investments that are accounted for under the equity method (see above under “Basis of Presentation”).

Our share in net losses of affiliated companies amounted to $3.6 million and $10.0 million in the three- and six- month periods ended June 30, 2008, compared to $3.0 million and $8.4 million in the comparable periods in 2007.

Highlights of the Results of Operations of Our Major Affiliates:

Given Imaging (Nasdaq: GIVN) (a 28% holding directly and indirectly through RDC). Given Imaging Ltd. (“Given Imaging”), a medical device company that develops, manufactures and markets innovative diagnostic systems for visualizing the gastrointestinal tract, using a disposable miniature swallowable video capsules, recorded revenues of $33.1 million and $60.2 million in the three- and six- month periods ended June 30, 2008 compared to $27.8 million and $50.9 million in the same periods in 2007. Given Imaging’s net income in the three- and six- month periods ended June 30, 2008 was $2.9 million and $4.0 million compared to $0.6 million and $0.7 million in the same periods in 2007.

On June 17, 2008 Given Imaging announced that it signed a final agreement with Olympus Corporation for the settlement of the patent litigation between the two companies in the United States. Given Imaging announced that the agreement includes certain worldwide royalty-free cross-licenses for their respective existing capsule endoscopy products and a release of all past causes of action and a payment of $2.33 million by Olympus to Given Imaging.

Galil Medical (a 20% holding directly and indirectly through RDC). Galil Medical is a medical device company that develops, manufactures and markets medical supplies based on innovative cryotherapy technology while incorporating powerful freezing technology and revolutionary needle design to destroy malignant and benign tumors. Galil Medical’s revenues in the three- and six- month periods ended June 30, 2008 amounted to $7.0 million and $12.5 million, compared to $6.3 million and $12.9 million in the same periods in 2007. Galil Medical’s operating loss in the three- and six- month periods ended June 30, 2008 amounted to $3.6 million and $7.0 million compared to $2.7 million and $4.5 million in the same periods in 2007, resulting from higher level of research and development expenses and general and administative expenses.

NetVision (a 16% holding) (TASE: NTSN). The following results of NetVision for the three- and six- month periods ended June 30, 2008 and for the comparable periods in 2007 reflect the combined results of NetVision, Barak I.T.C (1998) International Telecommunications Services Corp Ltd. (“Barak”) and GlobCall Communications Ltd. (“Globcall”) (hereafter: the “NetVision Group”) based on International Financial Reporting Standards (IFRS). Since the merger with Barak and GlobCall was completed at the end of January 2007, according to IFRS, the combined results of NetVision for the first quarter of 2007 do not include the results of Barak and GlobCall for January 2007 and other influences of the purchase as if the purchase had been completed in January 1, 2007 (“January results”). The proforma results for the six month period ended June 30,2007 include January results. The NetVison Group’s revenues in the three and six month periods ended June 30, 2008 amounted to $89.3 million and $178.8 million compared to $89.2 million and $158.3 million (or compared to $177.4 million proforma revenues in the six month period ended June 30, 2007) in the same periods in 2007. The NetVision Group’s operating income in the three and six month periods ended June 30, 2008 amounted to $8.4 million and

$16.1 million, compared to $2.4 million and $6.3 million (or compared to $5.4 million proforma operating income the six month period ended June 30, 2007) in the same periods in 2007 and its net income amounted to $6.0 million and $14.1 million compared to $12.8 million and $10.7 million in the same periods in 2007. The NetVision Group’s broadband customer base at June 30, 2008 reached approximately 551,000 compared to 533,000 at December 31, 2007. NetVision’s operating currency is the New Israeli Shekel (NIS) and accordingly, all figures above are translations for convenience purposes of NetVision’s NIS figures into US dollars at the representative rate of exchange prevailing at June 30, 2008 according to which $1.00 equaled NIS 3.352.

On May 4, 2008, NetVision announced that, it entered into an agreement with Bank Leumi Le’Israel (the “Bank”) to acquire its shares in HOT Communications Systems Ltd. (TASE:HOT) (“HOT”), an Israeli telecommunications and cable television company. In June 2008, the Israel Antitrust Authority, under the Ministry of Finance, informed NetVision that it is reviewing this transaction as it believes that it may be a restrictive arrangement subject to the Restrictive Trade Practices Law 5748-1988. The share amount represents 15% of the issued and outstanding shares of HOT, and the purchase price is NIS 480 million (approximately $139 million), of which NIS 160 million (approximately $46 million) is to be paid not later than 18 months from the date of closing. On August 12, 2008, NetVision announced that it and the Bank reasched an agreement to extend the closing date to September 30, 2008. The closing of the transaction is subject to certain conditions, including waiver of rights of first refusal, by other shareholders of HOT entitled thereto, which are renewed due to the extended closing date, and regulatory approvals. There can be no assurance that the transaction will be completed.

Enure (a 41% holding). Enure is an Israeli software company engaged in developing solutions in the field of broadband services management and home networks. As aresult of a shift in Enure’s marketing strategy which could cause a delay in bringing Enure’s product to the market and will require additional financing, an impairment charge of $2.6 million was recorded in the second quarter of 2008 and was included as part of “Other income (loss), net” in the statement of operations. As of June 30, 2008, the remaining balance of our investment in Enure amounted to $2.4 million.

We expect that most of our group companies as well as new companies in which we will invest will continue to recognize losses in future periods, as they invest significant resources in research and development and sales and marketing activities and have not yet generated significant revenues. Our results of operations will therefore be affected by the extent of our share in their net losses (to the extent they are reported under the equity or consolidation method of accounting).

Gains from Disposal of Businesses and Affiliated Companies and Changes in Holdings in Affiliated Companies. Gains from disposal of businesses and affiliated companies and changes in our holdings in affiliated companies in the three and six month periods ended June 30, 2008 amounted to $0.1 and $0.2 million compared to $0.8 million and $12.5 million in the same periods in 2007. The gain in the three- and six- month periods ended June 30, 2007 was mainly as a result of a $10.3 million gain ($9.1 million net of tax) from the merger between NetVision, Barak and Globcall in the first quarter of 2007, a $1.8 million gain from the private placement and the exercise of options and debentures in NetVision and a $0.5 million gain from the sale of our 45% interest in CellAct in consideration for $0.8 million in the first quarter of 2007.

Other income (loss), net. Other income (loss), net, amounted to a net loss of $2.5 million and $1.8 million, respectively, in the three- and six- month periods ended June 30, 2008 compared to a net income of $5.7 million and $6.1 million in the same periods in 2007. The loss in the three-month period ended June 30, 2008 resulted from the impairment charge in the amount of $2.6 million with respect to our investment in Enure. The loss in the six-month period ended June 30, 2008 was offset by a $1.5 million gain resulting from a contingent payment received in connection with a previously held group company sold in 2004. The gain in the three- and six- month periods ended June 30, 2007 resulted mainly from the sale of Elbit’s real estate in Carmiel in the amount of $5.5 million ($4.1 million net of tax) and the sale of some of M-Wise’s shares held by us for $0.7 million.

Finance income, net. Finance income, net, amounted in the three- and six- month periods ended June 30, 2008 to $1.5 million and $1.2 million, compared to $0.4 million and $1.8 million in the same periods in 2007. The increase in income in the three and six months ended June 30, 2008 resulted mainly from the expiry of most of Starling’s options in June 2008.

Expenses

Cost of revenues. Cost of revenues consisted primarily of expenses related mainly to salaries and materials associated with delivering products and services of our subsidiaries SELA and Wavion (the latter of which was consolidated commencing from March 31, 2008). Cost of revenues in the three- and six- month periods ended June 30, 2008 amounted to $0.7 million and $1.1 million, compared to $0.4 million and $0.9 million in the same periods in 2007.

Operating expenses. Operating expenses are comprised of research and development expenses, sales and marketing and general and administrative expenses of our and RDC’s corporate operations and of our subsidiaries, mainly SELA, Medingo, Starling, Impliant and Wavion (the last two companies were consolidated from March 31, 2008). The following table sets forth the operating expenses:

	Three months ended June 30		Six months ended June 30

	2008	2007	2008	2007

	(millions of $)

	Unaudited

Corporate	2.6	1.6	5.2	3.7
Medingo	4.1	1.8	8.0	3.2
SELA	0.8	0.7	1.8	1.3
Starling	1.9	1.4	4.2	3.1
Impliant	1.5	—	1.5	—
Wavion	2.2	—	2.2	—
RDC	0.9	0.9	2.1	1.3
Other[1]	1.0	—	1.7	—

	15.0	6.4	26.7	12.7

1	Sync-RX and XSights

Corporate operating expenses in the three- and six- month periods ended June 30, 2008 amounted to $2.6 million and $5.2 million, compared to $1.6 million and $3.7 million in the same periods in 2007. The increase resulted mainly from the increase in salaries and related expenses (including the effect resulted from the NIS evaluation against the dollar) and professional services.

Medingo’s operating expenses and operating loss in the three and six month periods ended June 30, 2008 increased to $4.1 million and $8.0 million in the three and six month periods ended June 30, 2008, compared to $1.8 million and $3.2 million in the same periods in 2007, mainly as a result of the increase in research and development expenses incurred in the development of its miniature dispensing insulin patch for insulin-dependent diabetic patients.

SELA’s operating expenses amounted to $0.8 million and $1.8 million in the three- and six- month periods ended June 30, 2008, compared to $0.7 million and $1.3 million in the same periods in 2007 and its operating loss amounted in the three- and six- month periods ended June 30, 2008 to $0.4 million and $0.7 million compared to nil both in the three- and six- month periods ended June 30, 2007. The increase in Sela’s operating loss was mainly as a result of the increase in research and development expenses as well as selling and marketing expenses related to the development and marketing of SELA’s new system.

Wavion’s operating expenses amounted to $2.2 million and $4.2 million in the three- and six- month periods ended June 30, 2008, compared to $1.1 million and $2.8 million in the same periods in 2007 and its operating loss amounted to $2.2 million and $4.1 million in the three- and six- month periods ended June 30, 2008 compared to $1.1 million and $2.8 million in the same periods in 2007. The increase in Wavion’s operating loss resulted mainly from the increase in research and development expenses as well as selling and marketing expenses related to the launch of its products in the first half of 2008.

Impliant’s operating expenses and operating loss amounted to $1.5 million and $3.1 million in the three- and six- month periods ended June 30, 2008, compared to $2.6 million and $5.3 million in the same periods in 2007. The decrease in Impliant’s operating loss resulted mainly from the temporary cessation of the clinical trials which renewed at the end of the second quarter of 2008.

Starling’s operating expenses and operating loss amounted to $1.9 million and $4.2 million in the three- and six- month periods ended June 30, 2008, compared to $1.4 million and $3.1 million in the same periods in 2007. The increased opearating loss resulted mainly from the increase in research and development expenses relating to Starling’s efforts to complete the development and license of its products.

Amortization of intangible assets. Amortization of intangible assets amounted to $4.6 million in the six-month period ended June 30, 2008 resulting mainly from the initial consolidation of Impliant at the end of the first quarter of 2008. Since Impliant was consolidated under the conditions of Interpretation No. 46(R), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46”) (See note 2 c to our Annual Consolidated Financial Statements as of December 31, 2007), the consolidation was done based on fair value. Therefore, the excess of Impliant’s equity fair value over its reported equity and convertible loan amounts, amounted to approximately $4.5 million and was allocated to IPR&D and charged to our results of operations in the second quarter of 2008.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated cash, debentures and deposits at June 30, 2008, were approximately $49.1 million (of which $12.2 million restricted cash of Starling, denominated in NIS) compared with $74.4 million (of which $7.6 million restricted cash of Starling, denominated in NIS) at December 31, 2007. At June 30, 2008, corporate’s cash, debentures and deposits were $11.8 million compared with $55.2 million at December 31, 2007.

The main uses of the corporate’s cash and other liquid instruments in the six months ended June 30, 2008, were $64.3 million of investments and loans to our group companies (of which $24.5 million was with respect to the purchase of 5% of Given Imaging’s outstanding shares).

The investments and loans to our group companies during the six-month period ended June 30, 2008 are detailed in the following table:

Consolidated companies (**)

(in milllons)
RDC	4.0
Medingo	1.0
Impliant(*)	6.0
Wavion(*)	4.1
SELA	0.2

15.3

Affiliated companies and other investments
Given Imaging	24.5
Pocared	6.9
Brainsgate	2.8
Safend	2.7
BPT	1.6
Enure	1.3
Atlantium	2.6
Ellara	1.4
PlyMedia	1.5
Aqwise	1.1
Other	2.7

49.0

Total corporate investments	64.3

(*)	Consolidated from March 31, 2008
(**)	These investments do not affect the cash included in the consolidated financial statements.

Consolidated working capital at June 30, 2008 amounted to $22.9 million compared to $61.0 million at December 31, 2007. The decrease was mainly due to lower cash and the increase in debenture balances and an increase in short term loans, which resulted from the initial consolidation of each of Wavion and Impliant.

Consolidated loans at June 30, 2008, were approximately $37.1 million, compared to $5.6 million at December 31, 2007. This increase resulted mainly from a $24 million loan utilized from a $30 million credit line described below.

On May 15, 2008, the Company signed an agreement (the Agreement”) with Israel Discount Bank Ltd., or the Bank, to provide the Company with a $30 million credit line to be utilized within a period of 364 days from the date of the Agreement. During this period, the Company may draw down loans from the credit line for a three-year period bearing interest at a rate of three months LIBOR +1.3%. The Company agreed to pay the Bank during the term of the Agreement a fee equal to 0.24% per annum on all amounts not utilized under the credit line. Loans drawn down from the credit line may be repaid early without penalty on any interest payment date.

As part of the Agreement, the Company committed to certain covanents including:

(i)

maintaining a ratio equal to the sum of (1) cash and cash equivalents, (2) the market value of holdings in public companies and (3) short term investments, to the finance debt, as defined in the Agreement, which shall be not less than three;

(ii)

obligating to provide the Bank with any covenant, undertaking and/or lien of any kind, that may be provided to any other financial institution, all in equal parts, pari passu with such financial institution so that the Bank’s rights will not harmed;

(iii)

obligating not to make, or agree to make, loans available to the Company’s shareholders and not to repay future loans to shareholders without the prior consent of the Bank, and moreover, any funds or loans granted or which may be granted to the Company’s shareholders shall be subordinated to any debt to or credit from the Bank; and

(iv)	obligating not to issue dividends to the Company’s shareholders without the prior written consent of the Bank.

In addition to the above loan the increase in the consolidated loans resulted from the consolidation of each of Impliant and Wavion in the first quarter of 2008.

Convertible debentures at June 30, 2008 amounted to $8.7 million and represent the minority portion of the convertible debentures issued by Starling in May 2007 and from the exercise of a portion of Starling’s options into debentures during May 2008.

Subsequent to June 30, 2008 and through August 12, 2008, we invested an additional aggregate amount of approximately $4.0 million in our group companies, mainly $3.3 million in Brainsgate.

Our investment policy for managing our funds is in general to invest in bank deposits and U.S. government securities with high liquidity and corporate debentures with high liquidity and a high quality rating.

We believe that our existing capital including available credit lines will be sufficient to fund our and our subsidiaries’ operations and our investment plan in existing and new companies for at least the next twelve months.

Shareholders’ equity at June 30, 2008 was approximately $240.4 million, representing approximately 75% of the total assets compared with $265.8 million representing approximately 89% of total assets at December 31, 2007.

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